Exhibit 10.5

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of March 15, 2023 (the “Effective Date”) by and between Sundial Capital Research, Inc., a Minnesota corporation (the “Company”), and Hao Hu (the “Employee”).

RECITALS:

A.	WHEREAS the Company is engaged in capital markets data analysis and research (the “Business”);

B.	WHEREAS the Company desires to secure the services of the Employee, and the Employee is willing to be employed by the Company, for the period and in accordance with the terms and conditions herein provided;

C.	WHEREAS the parties hereto recognize and acknowledge that the services to be performed by the Employee hereunder are unique and extraordinary and that the Company would be greatly damaged if the Employee were to provide similar services to any person or entity competing with the Company;

D.	WHEREAS the Employee acknowledges that the compensation and benefits provided to the Employee hereunder are sufficient to compensate the Employee for agreeing to comply with and be bound by the covenants contained herein;

NOW THEREFORE, in consideration of the premises and of the mutual agreements set forth herein and in the Purchase Agreement, the parties agree as follows:

1.	Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings ascribed to them below:

(a)	“Affiliate” means an affiliate as defined in Rule 405 under the Securities Act of 1933.

(b)	“Competitive Business” means any business that competes directly with the Business.

(c)	“Confidential Information” means any confidential information, including, without limitation, any trade secret, confidential study, data, calculations, software storage media or other compilation of information, patent, patent application, copyright, trademark, trade name, service mark, service name, “know-how,” trade secrets, standard operating procedures, protocols, reports, test methods, customer lists, details of client or consultant contracts, pricing policies, sales techniques, confidential information relating to suppliers, information relating to the special and particular needs of the customers, operational methods, marketing plans or strategies, products and formulae, product development techniques or plans, business acquisition plans or any portion or phase of any scientific or technical information, ideas, discoveries, designs, computer programs (including source and object codes), processes, procedures, research or technical data, improvements or other proprietary or intellectual property, whether or not in written or tangible form, and whether or not registered, and including all files, records, manuals, books, catalogues, memoranda, notes, summaries, plans, reports, records, documents and other evidence thereof. The term “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that is or becomes generally available to the public other than as a result of a disclosure by the Employee not permissible hereunder or information that becomes available to the Employee after the termination of the Employee’s employment or other service provider relationship with the Company that is not in contravention of law from a source (other than a member of the Company or any of its officers, directors, employees, managers, agents or representatives) that is not known by the Employee, after reasonable investigation, to be bound by a confidentiality or similar agreement or other confidential relationship with a member of the Company.

(d)	“Disability” means due to physical or mental disability, the Employee is unable to perform, even with reasonable accommodation, and does not perform, the duties set forth in this Agreement (a) for a continuous period of one hundred eighty (180) days, or (b) until it is determined by an independent licensed physician mutually selected by the Company and the Employee (and, failing agreement, by arbitration) that the Employee has a physical or mental disability which will likely prevent the Employee from returning to work with or without reasonable accommodation within one hundred eighty (180) days, whichever occurs first.

(e)	“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society, trust, or other entity.

2.	Term. This Agreement shall become effective on the Effective Date and shall continue for five years, subject to successive one-year extensions upon mutual agreement of the parties, unless earlier terminated in accordance with Section 5 below (the “Term”).

3.	Title, Responsibilities, and Activities.

(a)	Title and Responsibilities. Subject to the terms and conditions set forth in this Agreement, the Employee shall be employed as the Chief Information Officer of the Company, providing management services as set out in the attached Schedule “A.” In exercising the Employee’s duties and responsibilities, the Employee will report to the Chief Executive Officer of the Company or their appointed designee (the “Supervisor”). The Employee agrees to (i) devote all of the Employee’s business time and efforts exclusively to the affairs of the Business and the Company, which in any event shall amount to providing services to the Business on a full-time basis during the Term of this Agreement, comprising at least 50 hours per week, less vacation days and statutory holidays; (ii) use best efforts to promote the interests of the Business and the Company; and (iii) manage the Business in a manner consistent with past business conduct and generally accepted business and industry practices as directed by the Supervisor. The Employee may be required to make routine business travel in connection with the Employee’s duties for the Company.

(b)	Outside Activities. During the term of this Agreement, the Employee may serve as a director or advisor of other organizations, perform charitable and other activities, and manage personal investments, provided, such activities do not materially interfere with the responsibilities hereunder and do not violate the terms of Sections 6, 7 or 8 herein.

4.	Remuneration.

(a)	Base Salary. The Employee will be employed during the Term at a base salary of $125,000.00 per annum subject to the terms and conditions of this Agreement (the “Base Salary”). The Company’s obligation to pay the Employee for services rendered under this Agreement shall commence upon the Effective Date. The Employee’s Base Salary will be paid in accordance with the normal salaried payroll practices of the Company and shall be reviewed annually in accordance with the Company’s normal salaried payroll practices for similarly situated employees.

(b)	Performance Bonus. In addition to the Base Salary and subject to the terms and conditions set forth in Section 5 of this Agreement, the Employee may be eligible to receive a performance bonus consistent with similarly situated Company employees or as otherwise determined by the Company Board in its sole discretion (an “Annual Performance Bonus”).

(c)	Benefits. The Employee shall be entitled to reimbursement of reasonable expenses incurred in connection with the performance of the Employee’s duties for the Company hereunder pursuant to the terms and conditions of the Company expense reimbursement policy as may be amended, modified, or supplemented by the Company. In addition, the Employee shall be included in any and all benefit plans (and any plans which may be adopted hereafter) providing benefits for the other similarly situated Company employees, including:

(i)	Benefits - participation in the Company’s health and dental insurance plan; and

(ii)	Paid Time Off; Holidays - entitlement to (A) four weeks (20 business days) of paid time off during each year of employment with the Company, and (B) those holiday days in accordance with the Company’s standard policy; collectively referred to herein as the “Employee Benefits.”

(d)	Share Grant Incentive. Share Grant Incentive: As part of the Employee’s remuneration, and subject to the terms and conditions set forth in this Agreement, the Company will grant 300 restricted Class A Common Shares (the “Share Grant”) to the Employee as a signing incentive. As per the last round of share buyback on March 10, 2023, the price per share was $1,171.875. Based on this valuation, the total approximate value of the Share Grant at the time of agreement is $351,562.50.

(i)	Clawback Provisions - If the Employee is found to be in violation of any non-compete or confidentiality agreement with the Company, the Company reserves the right to reclaim any or all vested or unvested shares from the Employee.

(ii)	Share Dilution - In the event of share dilution, if the Company issues additional shares, the Employee’s equity stake may be proportionally reduced. This Agreement does not provide any protection against such dilution.

(iii)	Share Sales Restrictions - Following the vesting of shares, the Employee must comply with any lock-up periods as specified by the Company or in accordance with any securities laws or regulations. During these periods, the Employee may be prohibited from selling the shares. Furthermore, the Employee may be required to comply with certain other restrictions or procedures if selling shares outside these lock-up periods.

(iv)	Tax Implications - The vesting and any subsequent sale of shares may have tax implications for the Employee. It’s the Employee’s responsibility to report and pay any taxes associated with the Share Grant. The Employee should consult with a tax professional to fully understand these implications.

(v)	Share Vesting - The Share Grant shall vest according to the following schedule:

a.	I 00 shares shall vest on March 31, 2023;

b.	An additional 100 shares shall vest on June 30, 2023;

c.	The final I 00 shares shall vest on September 30, 2023.

All vested shares from the Share Grant will become exercisable upon vesting. Unvested shares will be forfeited upon termination of the Employee’s employment for any reason unless otherwise determined by the Company Board in its sole discretion.

(vi)	Share Transferability - Notwithstanding any provision in this Agreement to the contrary, the Employee, upon receiving the express written consent of the Company, shall have the right to transfer any vested shares received under this Agreement to a corporation of his control, provided that such corporation agrees in writing to be bound by all the terms and conditions of this Agreement that apply to the Employee with respect to the transferred shares. Any attempted transfer of shares in violation of this provision shall be null and void.

The Employee acknowledges that the Share Grant is subject to the terms and conditions of the Company’s Share Grant Plan (the “Plan”), and in the event of any inconsistency between the provisions of this Agreement and the Plan, the provisions of the Plan shall govern.

Please note that share prices fluctuate and the value at vesting or sale could be different than the amount specified at the time of this agreement.

5.	Termination.

(a)	Termination for Cause. Notwithstanding any provision in this Agreement to the contrary, the Company may terminate the Employee’s employment at any time for Cause (as hereinafter defined). If the Employee is terminated pursuant to this Section 5(a), then the Company’s obligations under this Agreement to make any further payments, including payment of the Employee’s Base Salary, any Annual Performance Bonus, and to provide any the Employee Benefits to the Employee shall cease and terminate.

As used herein, the term “Cause” means:

(i)	the Employee’s conviction of any felony, any other crime or criminal offense involving monies or other property, or any crime involving dishonesty, fraud or moral turpitude;

(ii)	the Employee’s commission of a fraudulent act, embezzlement, or conversion of property of the Company or any of its customers, clients, agents, or employees;

(iii)	the Employee’s willful breach in any respect of any of the Employee’s fiduciary duties to the Company.

(iv)	the Employee’s violation of the Company’s stated policies and procedures, as the same may be amended, modified, or supplemented by the Company from time to time in the ordinary course of business, and such violation continues for a period of thirty (30) days following receipt of detailed written notice from the Company specifying such violation; or

(v)	the Employee’s breach of any noncom petition or confidentiality agreement or term with the Company, including, without limitation, those obligations set forth in Sections 6, 7, and 8 of this Agreement.

(b)	Voluntary Termination. Notwithstanding any provision in this Agreement to the contrary, the Employee may voluntarily terminate the Employee’s employment (other than for “Good Reason”) at any time during the Term by providing the Company not less than ninety (90) days prior written notice of such termination date. If this Agreement is terminated pursuant to this Section 5(b), then the Company’s obligations under this Agreement to make any further payments, including payment of the Employee’s Base Salary, any Annual Performance Bonus, and to provide any the Employee Benefits to the Employee shall cease and terminate as of the effective date of such voluntary termination.

(c)	Termination Not for Cause. Notwithstanding any provision in this Agreement to the contrary, the Company may terminate the Employee’s employment without cause by providing the Employee not less than ninety (90) days prior written notice of such termination date. If the Employee is terminated pursuant to this Section, then the Company’s obligations under this Agreement to make any further payments, including payment of the Employee’s Annual Performance Bonus and to provide any of the Employee Benefits to the Employee shall cease and terminate; provided, however, that the Employee shall still be entitled to receive Base Salary for the ninety-day notice period noted above and any pro-rated bonuses, commissions, distributions, or the like as calculated effective the last day of employment. The Company shall have the option, in its sole discretion, to make the Employee’s termination effective at any time prior to the end of the ninety-day notice period provided that the Corporation pays the Employee all compensation to which the Employee is entitled up through the last day of the ninety-day notice period (such compensation to be referred to herein as “Severance”).

(d)	Death or Disability. This Agreement shall terminate immediately upon the death or Disability of the Employee. If this Agreement is terminated pursuant to this Section 5(d), then the Company’s obligations under this Agreement to make any further payments or provide any the Employee Benefits to the Employee shall cease and terminate as of the date of death.

(e)	Termination for Good Reason. Notwithstanding any provision in this Agreement to the contrary, the Employee may terminate this Agreement at any time during the term for Good Reason by providing the Company with not less than sixty (60) days prior written notice of such termination date. Such notice shall detail the Good Reason for termination, and the Company shall have the right to cure the noticed violation during such notice period. If the Employee’s employment is terminated pursuant to this Section 5(e), then the Company’s obligations under this Agreement to make any further payments, including payment of the Employee’s Base Salary, any Annual Performance Bonus, and to provide any the Employee Benefits to the Employee shall cease and terminate; provided, however, that the Employee shall be entitled to receive the Severance. As used herein, the term “Good Reason” means (i) a material diminution or change in the Employee’s position, title, duties and responsibilities defined herein; or (ii) a material diminution in the Employee’s Base Salary or Benefits.

(f)	Exclusive Severance Right. The Employee’s Severance is intended to be exclusive, and the Employee knowingly waives any right the Employee might otherwise have to participate in or receive benefits under any other the Company plan, program or policy for severance, termination pay, or benefits. The Employee agrees that the Severance shall be reduced by any other payments or benefits to which the Employee is entitled under applicable law as a result of the termination of the Employee’s employment, including, without limitation, any federal, state or local law with respect to plant closings, mass layoffs or unemployment insurance benefits.

6.	Confidential Information.

(a)	The Employee acknowledges that the Employee’s position as an employee, shareholder, member, manager, officer and/or director of the Company prior to the closing of the transactions contemplated by the Purchase Agreement and the Employee’s employment hereunder have given the Employee and will continue to give the Employee access to Confidential Information relating to the Business, the Company and its customers that must remain confidential. The Employee acknowledges this Confidential Information is valuable, special, and a unique asset of the Business, the Company, and that it has been and will be developed by the Company at considerable effort and expense, and if it were to be known and used by others engaged in a Competitive Business, it would be harmful and detrimental to the interest of the Company. In consideration of the foregoing and the significant sums of money to be paid to the Employee under this Agreement and the Purchase Agreement, the Employee hereby agrees and covenants that, during and after the Term, the Employee will keep secret and confidential all Confidential Information and will not, directly or indirectly, in one or a series of transactions, disclose to any Person, or use or otherwise exploit for the Employee’s own benefit or for the benefit of any Person other than members of the Company, Confidential Information, whether prepared by the Employee or not; provided, however, that any Confidential Information may be disclosed by the Employee to officers, representatives, employees and agents of the Company who need to know such Confidential Information in order to perform services or conduct operations required or expected of them by any entity in the Company.

(b)	the Employee shall use all reasonable efforts to prevent the removal of any Confidential Information from the premises of the Company, except as required in the Employee’s normal course of employment.

(c)	If, subject to all limitations in this Section 6, the Employee shall disclose any Confidential Information to any Person, then the Employee shall use all reasonable efforts to cause such Persons to observe the terms and conditions set forth in this Agreement as though each such Person were bound hereby.

(d)	To the extent that the Employee obtains Information on behalf of the Company that may be subject to attorney-client privilege as to the attorneys for the Company, the Employee shall take all reasonable steps to maintain the confidentiality of such information and to preserve such privilege. The Employee shall have no obligation hereunder to keep confidential any Confidential Information if and to the extent disclosure is specifically required by applicable law; provided, however, that in the event disclosure is required by applicable law, the Employee shall provide the Company with prompt notice of such requirement prior to making any disclosure so that the Company may seek a protective order if the Company so chooses. At the request of the Company, the Employee agrees to deliver to the Company, at any time during the Term or thereafter, all Confidential Information that the Employee may possess or control. The Employee agrees that all Confidential Information (whether now or hereafter existing) conceived, discovered, or made by the Employee during the Term exclusively belongs to the Company (and not to the Employee). The Employee will promptly disclose such Confidential Information to the Company and perform all actions reasonably requested by the Company to establish and confirm such exclusive ownership.

(e)	the Employee shall not be held criminally or civilly liable under any federal or state trade secret law or this Agreement for the disclosure of Confidential Information that is made in confidence to a federal, state or local government official or to an attorney solely for the purpose of reporting or investigating a suspected legal violation or that is otherwise disclosed in a complaint or other document filed in a lawsuit or other legal proceeding (if such filing is made under seal). Should the Employee file a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Employee may disclose Confidential Information to the attorney of the Employee and use the Confidential Information in the court proceeding if the Employee files any document containing the Confidential Information under seal and does not disclose the Confidential Information, except by court order.

(f)	The terms of this Section 6 shall survive the termination of this Agreement regardless of who terminates this Agreement or the reasons therefor.

7.	Inventions. Each work, creation, invention, improvement, or discovery (referred to herein as a “Work”) made or conceived by the Employee, either individually or with others, during the Term, which Work is related to the Company or the Business or that results from any service performed by the Employee for the Company, whether patentable or not, shall be promptly and fully disclosed by the Employee to the Company. The Employee hereby assigns each such Work and the patents, copyrights, and other intellectual property thereof or related thereto to the Company, and the Employee hereby waives any moral rights associated therewith. The Employee shall, during the Term and thereafter, without charge to the Company, but at the request and expense of the Company, including reimbursement to the Employee of all out-of-pocket expenses directly or indirectly related thereto, assist the Company in obtaining or vesting in itself patents, copyrights or other intellectual property rights with respect to such Work. All such Works shall at all times become and remain the Company’s exclusive property. The assignment provisions of this Section 7 do not apply to any invention, improvement, or discovery for which no equipment, supplies, facility, data sets, Confidential Information, or other information of the Company was used and which was developed entirely on the Employee’s own time, and (a) which does not relate (i) directly to the Business, the Company or (ii) to the actual or demonstrably anticipated research or development efforts of the Company, or (b) which does not result from any work performed by the Employee for the Company.

8.	Covenant Not to Solicit or Compete. In consideration of the foregoing and the mutual promises, covenants, and agreements contained herein, from the date of this Agreement and for two (2) years following the Employee’s termination of employment with the Company for any reason, the Employee will not, either directly or indirectly, alone or as a partner, officer, director, shareholder, agent, employee, affiliate, subsidiary, parent company, agent or assign of another firm or entity:

(a)	damage, interfere, or engage in Competition with the business of the Company, the Business (whether by way of interfering with the Company’s relationship with employees, customers, agents, representatives, manufacturers, distributors, or vendors);

(b)	work with, hire, employ, contract with, contact, induce or attempt to induce by soliciting or assisting anyone else in the solicitation of any of the Company, the Business employees, former employees, or contractors to leave their employment or terminate their contract with the Company, the Business; or

(c)	work with, hire, contract with, contact, solicit or engage in Competition with the Company, the Business by working with clients or customers, or former clients of the Company, the Business with whom the Company, the Business, or the Employee conducted business during the term of the Employee’s employment with respect to the same type of work performed by the Employee for the Company, the Business.

9.	Notices. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given (a) when delivered in person; (b) when dispatched by email; (c) one (1) business day after having been dispatched by a nationally recognized overnight courier service; or (d) five (5) business days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the appropriate party at the addresses specified below:

If to the Employee:

Hao Hu

1500 Cedar Springs PL,

Delta, BC, Canada

Email: haohu@hotrnail.com

If to the Company:

Sundial Capital Research, Inc.

249 I I29th Court Northeast,

Blaine, MN 55449

Attention: Qian Zhang

Email: eve@sentimentrader.com

or such other address or addresses as may be provided in writing by one party to the other party for the purposes of notices hereunder.

10.	Payments upon the Employee’s Death. If the Employee dies with any amounts payable under this Agreement, all such amounts shall be paid to such person as the Employee has designated in a notice filed with the Company or, if no such notice is filed, to the Employee’s estate.

11.	Severability. In the event that any provision of this Agreement shall finally be judicially determined to be invalid, ineffective, null, void, or unenforceable, every other provision of this Agreement shall remain in full force and effect. The invalid, ineffective, null, void, or unenforceable provision shall, without further action by the parties, be automatically amended to effect the original purpose and intent of the invalid, ineffective, null, void, or unenforceable provision; provided, however, that such amendment shall apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

12.	Waiver of Breach; Specific Performance. The waiver by the Company or the Employee of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other breach of such other party. Each of the parties to this Agreement will be entitled to enforce their rights under this Agreement and to exercise all other rights existing in such party’s favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of Sections 6 or 7 of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief, including temporary restraining orders, preliminary injunctions, and permanent injunctions in order to enforce or prevent any violations of the provisions of this Agreement. Any restrictive period shall be tolled and shall not run during any periods in which the Employee is in breach of this Agreement. In the event either party takes legal action to enforce any of the terms or provisions of this Agreement against the other party, the party against whom judgment is rendered in such action shall pay the prevailing party’s costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred in such action.

13.	Assignment; Third Parties. Neither the Employee nor the Company may assign, transfer, pledge, hypothecate, encumber or otherwise dispose of this Agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party. In the event of a sale of substantially all of the assets of the Company to a third party, the Company shall use all reasonable efforts to have this Agreement assigned to and assumed by such third-party purchaser, provided, however, that the Company shall not be liable in any way if the third-party purchaser does not agree to assume this Agreement.

14.	Amendment. This Agreement may not be amended, modified, or changed orally but only by an agreement in writing agreed to by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

15.	Entire Agreement. This Agreement and the agreements and documents referred to herein embody the entire agreement and understanding of the parties hereto in respect of the subject matter of this Agreement, and supersede and replace all prior agreements, understandings, and commitments with respect to such subject matter.

16.	Governing Law. The law of the State of Minnesota shall govern all questions concerning the construction, validity, interpretation, and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Minnesota or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Minnesota.

17.	Further Action. The Employee and the Company agree to perform any further acts and to execute and deliver any documents which may be reasonable to carry out the provisions hereof but at the sole cost and expense of the party requesting such actions and documents.

18.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY:

Sundial Capital Research, Inc.

By:	/s/ Jaclyn Wu
Name:	Jaclyn Wu
Title:	Director

EXECUTIVE:

By:	/s/ Hao Hu
Name:	Hao Hu
Title:	Chief Information Officer

SCHEDULE “A”

Chief Information Officer

As the Chief Information Officer (CIO), you will spearhead all elements relating to technology and data within our organization. Your role is pivotal in guaranteeing that our technology platforms - spanning web, data, client management, and billing - effectively serve the needs of our enterprise. Additionally, you will oversee the development and maintenance of our current product portfolio and guide the creation of innovative new products and services.

Key Responsibilities:

●	Orchestrating the strategic application of technology and data within the organization

●	Supervising the enhancement and development of existing and emergent technology systems

●	Leading a team of proficient developers and data analysts/scientists

●	Persistently pursuing innovative technology approaches to ensure efficient and cost-effective delivery of products and services.

●	Propelling the development of new products across the organization by:

○	Formulating systematic strategies

○	Integrating machine learning and artificial intelligence to create new signals and systematic strategies.

○	Formulating fresh approaches to data visualization and interpretation, enabling a more lucid comprehension of the organization’s research

●	Collaborating with the leadership team to augment revenue growth from existing products and services and to generate innovative ideas for new revenue streams.

●	Supporting marketing initiatives by ensuring our website and email marketing platforms execute our marketing strategies effectively.